

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Patrick C. Eilers
Chief Executive Officer
Power & Digital Infrastructure Acquisition Corp.
321 North Clark Street, Suite 2440
Chicago, IL 60654

> **Re: Power & Digital Infrastructure Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 29, 2021**
> **File No. 333-258720**

Dear Mr. Eilers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 29, 2021

Merger Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
5. Earnings per Share, page 110

1. We note your response to comment 2 and the revised pro forma note (3) on page 112. Considering that the pro forma presentation is premised on the occurrence of the IPO as of the beginning of the period, and thus, the satisfaction of the RSU performance condition (transaction vesting condition), please make clear why the combined pro forma statements of operations do not reflect the recognition of incremental compensation expense related to RSUs that have met the time-based vesting conditions through the end of the periods presented. Nor does the pro forma balance sheet reflect a charge against retained earnings for compensation cost arising from the requisite service and performance condition

satisfied through June 30, 2021. Refer to the pertinent guidance under ASC 718.

2.   Further explain why the contingently issuable shares underlying the RSUs have not been deemed outstanding (by analogy to ASU 260-10-45-13) for the purpose of calculating pro forma basic loss per share.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Debbie Yee, Esq.